PROSPECTUS SUPPLEMENT NO. 4
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 4 DATED NOVEMBER 23, 2005

TO THE PROSPECTUS DATED MAY 27, 2005

This Prospectus Supplement No. 4 supplements our Prospectus dated May 27, 2005 with the following attached document:

A.    Form 8-K Current Report dated November 23, 2005

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, and the Prospectus, each of which are required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS
SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

The date of this prospectus supplement is November 23, 2005

INDEX TO FILINGS

Annex

Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on November 23, 2005	A

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported):  11/17/2005

OXIS International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Commission File Number:  0-8092

DE	94-1620407
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

6040 N Cutter Circle Suite 317, Portland, OR 97217
(Address of Principal Executive Offices, Including Zip Code)

503-283-3911
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Items to be Included in this Report

Item 1.01.     Entry into a Material Definitive Agreement.

On November 17, 2005, OXIS International, Inc. (“OXIS”) entered into a Consulting Agreement with NW Medical Research Partners, Inc. Marvin Hausman, M.D., interim Chief Financial Officer and Chairman of the Board of Directors of OXIS, is the sole member and manager of NW Medical Research Partners. Dr. Hausman has previously been the interim Chief Executive Officer of OXIS. Dr. Hausman is a member of the board of directors and a former Chief Executive Officer of Axonyx Inc. Axonyx currently holds approximately 34% of the issued and outstanding shares of OXIS.

Pursuant to the Consulting Agreement Marvin Hausman will provide certain consulting services pertaining to licensing of intellectual property, development of potential products and financing activities or other projects at the request of the Chief Executive Officer of OXIS for a one year period, renewable for a second year. Dr. Hausman will receive monthly compensation in the amount of $5,000. For any hours Dr. Hausman works in addition to 20 hours per month up to a limit of 50 hours per month, he will be paid hourly compensation in the amount of $500 per hour. Dr. Hausman is also compensated with the grant of a stock option to purchase 108,000 shares of OXIS common stock at an exercise price of $0.37 per share, with 9,000 options vesting each month over the term of the agreement. Dr. Hausman will be reimbursed for his healthcare insurance.

Item 9.01.     Financial Statements and Exhibits.

(c)    Exhibits

10.1 Consulting Agreement between OXIS International, Inc. and NW Medical Research Partners dated November 17, 2005.

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated November 23, 2005

OXIS International, Inc.

By:	/s/ Steven T. Guillen
Steven T. Guillen
President & CEO

Exhibit 10.1

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) made and entered into as of the 17th day of November 2005 (the “Approval Date”) by and between Oxis International, Inc. (the “Company” or “OXIS”) and NW Medical Research Partners, Inc., the sole member and manager of which company is Marvin S. Hausman, M.D. (the “Consultant”), with an retroactive effective date of October 1, 2005 (the “Effective Date”) in recognition of the Consultant’s prior uncompensated services to the Company.

WHEREAS, the Consultant Marvin Hausman, M.D. is presently the Chairman of the Board of Directors of the Company and is the interim Chief Financial Officer; and

WHEREAS, the Consultant has previously served as interim CEO of the Company and has previously provided consulting services to the Company for which he has not been compensated; and

WHEREAS, the Board of Directors of the Company has approved this Consulting Agreement on the Approval Date; and

WHEREAS, the Company desires to retain the Consultant and the Consultant desires to be retained by the Company, all pursuant to the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, it is agreed as follows:

1.
Retention of Consultant. The Company agrees and does hereby retain, as of the Effective Date, the Consultant pursuant to the terms set forth herein. The Consultant does hereby accept such retention, subject to and upon the terms and conditions hereinafter set forth.

2.
Duties of Consultant. The Company hereby retains the Consultant to perform consulting services including but not limited to: (1) advise the Company, upon request of the OXIS Chief Executive Officer (“CEO”), on issues concerning licensing of intellectual property, development of potential products, and financing activities, and (2) other general consulting advice as may be required. The Consultant will report to the OXIS CEO.

3.	Compensation. In consideration for the services to be performed by the Consultant as specifically requested by the Company, the Company agrees to and shall pay the Consultant compensation as follows:

(a) monthly compensation in the amount of $5,000 payable in equal installments bi-monthly on the 15th and the last day of each month; and

(b) for any hours that Consultant works performing Consulting Service pursuant to this Agreement in addition to 20 hours per month, he will be paid hourly compensation in the amount of $500 per hour, payable monthly upon receipt of invoice statements from Consultant. Any hours billed for consulting services above 40 hours per month shall be pre-approved by the CEO of the Company, and may not exceed 50 hours per month; and

(c) the Board of Directors of the Company has approved the grant to the Consultant of a non-statutory stock option to purchase 108,000 shares of common stock of the Company at an exercise price of $0.37 per share under the Company’s 2003 Stock Incentive Plan (“Option Plan) in the amount of 15,000 shares of Common Stock of the Company. The options will expire on the 10th anniversary of the date of grant. The options shall vest over the term of this Consulting Agreement at a rate of 9,000 per month and all vested options will remain exercisable for a period of two years following any termination of this Agreement.

4.	Exercisability of Other Options. The consulting arrangement pursuant to this Agreement will be deemed consulting services with OXIS for purposes of the OXIS 2003 Stock Incentive Plan concerning the continuing exercisability of the Consultant’s existing vested stock options.

5.	Reimbursement of Expenses. The Company will reimburse Consultant for all reasonable out-of-pocket expenses incurred by Consultant in connection with the furnishing of services under this Agreement. This provision is not intended to include office supplies, but may include, but is not limited to, long distance phone charges and travel expenses. All travel billed to the Company shall be pre-approved by the CEO of the Company.

6.	Reimbursement of Healthcare Insurance Expenses. The Consultant will be reimbursed for healthcare insurance consistent with the benefits currently available to OXIS employees. Upon any termination of this Agreement the Consultant will continue to be reimbursed for healthcare insurance coverage consistent with that available to OXIS employees under the OXIS medical and health plans in accordance with COBRA rules and regulations following the cancellation date (including any period as may be required by law), provided that reimbursement for healthcare insurance coverage will end if the Consultant obtains comparable coverage from other employment or otherwise would cease to be eligible for COBRA benefits as if he was an OXIS employee.

7.	Status of Consultant as an Independent Contractor. The Consultant is retained only for the purposes and to the extent set forth herein and the Consultant’s relationship to the Company during the term of this Agreement shall be that of an independent contractor, and nothing in this Agreement shall be construed as equating Consultant as an employee of the Company. Other than reimbursement for healthcare insurance as specified in Section 5, Consultant is not entitled to any medical coverage, life insurance, participation in the Company’s savings plan, or other benefits afforded to the Company’s regular employees. Concerning the performance of consulting services under this Agreement, Consultant has no power or authority to act for, represent, or bind the Company or any company affiliated with the Company in any manner. Further, nothing herein shall be construed as establishing a joint venture or partnership between the Consultant and the Company.

8.
Term of Agreement. This Agreement shall terminate twelve (12) months from the Effective Date of this Agreement. This Agreement will be renewed at the end of the term, September 30, 2006, for an additional one year period if not cancelled before September 1, 2006.

9.
Termination of Agreement. Each of the parties hereto shall have the right to terminate this Agreement by giving the other sixty (60) days prior written notice. Upon termination, the Consultant will be paid any unpaid compensation or expenses as per Sections 3 and 4 herein. Upon any termination of this Agreement for any reason, Consultant shall deliver to Company within ten (10) days from the effective date of termination of this Agreement:

(i)	Any property of Company (including any tangible expression of the Company’s Confidential Information (as defined below) in the possession or control of Consultant; and

(ii)	All work products, whether finished or unfinished, prepared or produced by Consultant for the benefit of Company under this Agreement.

10.
Confidentiality. By acceptance hereof, the Consultant expressly acknowledges that the list of the Company’s customers, its trade secrets, know-how, data, marketing techniques, trademark and other confidential information pertaining to the operations and business affairs of the Company (the “Confidential Information”) are valuable, special and unique assets of the Company. The Consultant agrees that it shall not disclose any Confidential Information to any person, firm, corporation, association or other entity, for any reason or purpose whatsoever and that disclosure of Confidential Information would cause irreparable injury to the Company.

For the purposes of this Agreement, Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of a breach of this Agreement, (ii) was known to the receiving party prior to its disclosure hereunder, (iii) becomes known or available to the receiving party on a non-confidential basis and not in contravention of applicable law from a source (other than a party hereunder) which represents that it is entitled to disclosure such Confidential Information, or (iv) is required to be disclosed by operation of law.

Notwithstanding the foregoing, if required pursuant to judicial or administrative subpoena or process or other legal obligation to disclose any Confidential Information, Consultant may make such disclosure only to the extent required, in the opinion of counsel for Consultant, to comply with such subpoena process or other obligation. Consultant shall, as promptly as possible and in any event prior to the making of such disclosure, notify the Company of any such subpoena, process or obligation and shall cooperate with the Company in seeking a protective order or other means of protecting the confidentiality of the Confidential Information.

11.	Non-Competition, Inventions. Consultant agrees to sign the Non-Competition and Inventions Agreement which is attached hereto as Exhibit A.

12.	Notices. All notices and other communications which are required or permitted hereunder shall be in writing and shall be delivered personally or sent by air courier (e.g., Federal Express) or first class certified or registered mail, postage prepaid, return receipt requested to the following address:

If to Consultant:	If to the Company:
Marvin S. Hausman, M.D. NW Medical Research Partners P.O. Box 910 221 Ash Lake Road Stevenson, WA 98648	Steven T. Guillen President & Chief Executive Officer OXIS International, Inc. 6040 N. Cutter Circle, Ste. 317 Portland, OR 97217

Either party may designate any other address to which notice shall be given, by giving written notice to the other of such change of address in the manner herein provided.

13.	Governing Law. This Agreement has been made in the State of Oregon and shall be construed and governed in accordance with the laws thereof.

14.	Entire Agreement. This agreement contains the entire Agreement between the parties with respect to the rendering of the services described herein and may not be altered or modified, except in writing and signed by the party to be charged thereby and supersedes any and all previous Agreements between the parties with respect to the services.

15.	Severability. If any provision of this Agreement, or part thereof, is held to be unenforceable, the remainder of such provision of this Agreement, as the case may be, shall nevertheless remain in full force and effect.

16.	Assignment. This agreement may not be assigned by either of the parties hereto without the prior written consent of the other party, provided, however, that such prior written consent will not be necessary in the instance where the Company is merged with and into another entity or the transfer occurs in connection with sale of substantially all of the Company’s assets.

17.	Execution in Counterparts. This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

18.	Headings, Interpretation of Syntax. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. All references made and pronouns used herein shall be construed in the singular or plural, and in such gender, as the sense and circumstances require.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OXIS INTERNATIONAL, INC.	CONSULTANT

/s/ Steven T. Guillen	/s/ Marvin S. Hausman, M.D.
By: Steven T. Guillen President & Chief Executive Officer	Marvin S. Hausman, M.D. NW Medical Research Partners, Inc